UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 3)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Platinum Energy Resources, Inc.
(Name of Subject Company (Issuer))

Pacific International Group Holdings LLC

Syd Ghermezian
(Name of Filing Person (Offerors))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

727659104
(CUSIP Number of Class of Securities)

Syd Ghermezian, Manager Pacific International Group Holdings LLC 9440 West Sahara Avenue Suite 240 Las Vegas, Nevada 89117 (702) 430-5800
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

with a copy to:

Jeffrey A. Legault Cadwalader, Wickersham & Taft LLP One World Financial Center New York, NY 10281 (212) 504-6000

CALCULATION OF FILING FEE

Transaction valuation (1)	Amount of filing fee (2)
$5,624,810.50	$313.87

(1)
Estimated solely for purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934, as amended, based on the product of (i) $0.50 (i.e., the tender offer price) and (ii) 11,249,621, the estimated maximum number of shares of common stock, $0.0001 par value per share, of Platinum Energy Resources, Inc. (“Shares”) that may be tendered pursuant to the tender offer.  Such estimated maximum number of Shares represents the 22,070,762 Shares outstanding as of November 11, 2009 and the options to purchase 156,000 Shares outstanding as of September 30, 2009, less the 10,977,141 Shares already directly beneficially owned by Pacific International Group Holdings LLC.

(2)
The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for Fiscal Year 2010, issued October 30, 2009.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$309.51
Form or Registration No.:	Schedule TO
Filing Party:	Pacific International Group Holdings
Date Filed:	December 10, 2009

Amount Previously Paid:	$4.36
Form or Registration No.:	Schedule TO
Filing Party:	Pacific International Group Holdings
Date Filed:	December 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d–1.

☐	issuer tender offer subject to Rule 13e–4.

☒	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

This Amendment No. 3 amends and supplements Amendment No. 2 filed with the Securities and Exchange Commission (“SEC”) on January 12, 2010, Amendment No. 1 filed with the SEC on December 29, 2009 and the Tender Offer Statement and Rule 13e-3 Transaction Statement filed by Pacific International Group Holdings LLC, a Nevada limited liability company (“Pacific”) in connection with its offer to purchase up to all the outstanding shares of common stock, $0.0001 par value per share (the “Shares”), of Platinum Energy Resources, Inc., a Delaware corporation (“Platinum”), not currently owned by Pacific, at a price of $0.50 per Share, net to the seller in cash (subject to applicable withholding of U.S. federal, state and local taxes), without interest, on the terms and subject to the conditions specified in the Offer to Purchase dated December 10, 2009 (the “Offer to Purchase”) and the related Letter of Transmittal dated December 10, 2009 (the “Letter of Transmittal”), copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) (which, together with any amendments or supplements from time to time thereto, constitute the “Offer”), respectively, to the Schedule TO filed by Pacific with the Securities and Exchange Commission on December 10, 2009.

The information in the Schedule TO, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 3, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used in this Amendment No. 3 without definition have the meanings ascribed to them in the Offer to Purchase.

Items 1 through 9, 11 and 13.

On January 13, 2009, Pacific issued a press release, attached hereto as Exhibit (a)(1)(I), announcing the re-opening and extension of the Offer, on the basis of Pacific’s waiver of the waivable condition to the Offer that there shall have been validly tendered and not withdrawn before the Offer expires Shares that constituted, together with the number of Shares currently owned by Pacific, at least two-thirds (2/3) of the outstanding Shares (excluding Shares held in treasury) immediately prior to the expiration of the Offer. The Offer will now expire at 11:59 p.m., New York City time, on Tuesday, January 19, 2010. The information set forth in such press release is incorporated herein by reference.

Item 12.   Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(1)(I)	Press release issued by Pacific on January 13, 2010.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 13, 2010

PACIFIC INTERNATIONAL GROUP HOLDINGS LLC

/s/ Syd Ghermezian
Name: Syd Ghermezian Title: Manager

SYD GHERMEZIAN

/s/ Syd Ghermezian

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated December 10, 2009.*

(a)(1)(B)	Letter of Transmittal dated December 10, 2009.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published on December 10, 2009 in The Houston Chronicle.*

(a)(1)(G)	Press release issued by Pacific on December 10, 2009.*

(a)(1)(H)	Press release issued by Pacific on January 12, 2010.*

(a)(1)(I)	Press release issued by Pacific on January 13, 2010.

(b)	None.

(c)	None.

(d)	None.

(f)	Section 262 of the Delaware General Corporation Law (included as Schedule A to the Offer to Purchase filed herewith as Exhibit (a)(1)(A)).*

(g)	None.

(h)	None.

* Previously filed with the Schedule TO.